EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Unaudited)
	(In millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$25.8	$47.5	$51.0	$60.2	$65.7
Estimated interest portion of rents	11.7	12.2	15.8	16.6	15.0
Capitalized interest	5.8	6.0	8.2	13.2	11.9
Total fixed charges as defined	43.3	65.7	75.0	90.0	92.6

Earnings:
Income from continuing operations before income tax expense	235.8	303.2	273.8	180.9	203.4
Total fixed charges as defined	43.3	65.7	75.0	90.0	92.6
Fixed charges not deducted in the determination of income from continuing operations before income tax expense	(5.8)	(6.0)	(8.2)	(13.2)	(11.9)
Total earnings as defined	$273.3	$362.9	$340.6	$257.7	$284.1

Ratio of earnings to fixed charges	6.31	5.52	4.54	2.86	3.07

23